

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Ramesh Balakrishnan
Chief Executive Officer
UpHealth, Inc.
14000 S. Military Trail, Suite 230
Delray Beach, FL 33484

Re: UpHealth, Inc.
Registration Statement on Form S-1
Filed August 27, 2021
File No. 333-259143

Dear Dr. Balakrishnan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Selman